Mail Stop 4561

July 29, 2008

Harold Brown
Treasurer
New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

      Re: New England Realty Associates Limited Partnership
            Form 10-K for Fiscal Year Ended
            December 31, 2007
            Filed March 17, 2008
            Form 10-Q for Quarterly Period Ended
            March 31, 2008
            Filed May 12, 2008
            File No. 001-31568

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-4

1.   Please tell us how your current presentation complies with Rule 5-03 of
        Regulation S-X. Specifically, address your placement of interest expense and
        income (loss) from investment in joint ventures.

Notes to Consolidated Financial Statements

Note 2. Rental Properties, page F-9

2.   Please tell us and disclose in your filing how you accounted for the in-place leases
        with respect to your purchase of the fully occupied commercial building located
        in Newton, Massachusetts. Please refer to SFAS 141.

Note 14. Investment in Joint Ventures, page F-19

3.   Please tell us how you have complied with Rule 3-09 of Regulation S-X, or tell us
        why you believe it was not necessary to include *separate audited* financial
        statements for your significant non-consolidated subsidiaries.

Exhibits 31.1 and 31.2

4.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have deleted the language "(the registrant's fourth fiscal quarter in the
        case of an annual report)" from paragraph 4(d) and you have removed "(or
        persons performing the equivalent functions)" from paragraph 5. Please revise
        your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page 6

5.   Please tell us how you complied with SFAS 95, or tell us why you believe it was
        not necessary to classify your increase in financing fees as cash flows used in
        financing activities.

Exhibits 31.1 and 31.2

6.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4, you have removed "and procedures" from paragraph 4(c), you have replaced the phrase "internal control over financial reporting" with "internal controls" in paragraph 5(a), and you have deleted the word "information" from paragraph 5(a). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief